Exhibit 21.1

List of Subsidiaries
of
SemGroup Energy Partners, L.P.

Name of Subsidiary	State of Organization
SemGroup Energy Partners Operating, L.L.C.	Delaware
SGLP Management, Inc.	Delaware
SemGroup Energy Partners, L.L.C. (d/b/a SemGroup Energy Partners of Delaware, L.L.C. (in Oklahoma))	Delaware
SemPipe G.P., L.L.C.	Delaware
SemPipe, L.P.	Texas
SemGroup Crude Storage, L.L.C.	Delaware
SemMaterials Energy Partners, L.L.C.	Delaware
SGLP Asphalt, L.L.C.	Texas